UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

32055Y 201
(CUSIP Number)

James R. Scott
c/o First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116
(406) 255-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32055Y 201	13D	Page 1 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with Risa K. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 400,756
	8.	Shared Voting Power 85,836
	9.	Sole Dispositive Power 400,756
	10.	Shared Dispositive Power 85,836

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.46%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 2 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,972,381
	8.	Shared Voting Power 428,287
	9.	Sole Dispositive Power 3,972,381
	10.	Shared Dispositive Power 428,287

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,400,668
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.19%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 3 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,246,843
	8.	Shared Voting Power 176,719
	9.	Sole Dispositive Power 1,246,843
	10.	Shared Dispositive Power 176,719

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,562
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.36%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 4 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with Julie Scott Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 940,022
	8.	Shared Voting Power 209,678
	9.	Sole Dispositive Power 940,022
	10.	Shared Dispositive Power 209,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,149,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.09%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 5 of 19 pages

1.	Names of Reporting Persons Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 950,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 950,753
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.93%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 32055Y 201	13D	Page 6 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 639,256
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 639,256
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 639,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.61%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 7 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with James R. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 132,738
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 132,738
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,738
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.13%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 8 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with Jonathan R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 621,873
	8.	Shared Voting Power 50,000
	9.	Sole Dispositive Power 621,873
	10.	Shared Dispositive Power 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 671,873
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.64%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 9 of 19 pages

1.	Names of Reporting Persons Shareholders affiliated with Jeremy Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,486,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,486,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,486,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.32%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 10 of 19 pages

Explanatory Note

This Amendment No. 20 (“Amendment No. 20”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2011 (as amended to date, the “Schedule 13D”) with respect to the common stock, $0.00001 par value per share (“Common Stock”) of First Interstate BancSystem, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 20 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Except as set forth herein, all items remain as previously reported in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended as follows:

Repurchase Agreement

On December 14, 2023, the Issuer entered into an agreement (the “Repurchase Agreement”) with the Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees (the “Trust”), pursuant to which the Issuer agreed to purchase from the Trust 1,000,000 shares of Common Stock at an aggregate purchase price of $32,140,000, or $32.14 per share (the “Repurchase Transaction”). The Repurchase Transaction closed on December 14, 2023.

The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached hereto as an exhibit to this schedule 13D and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 13,341,142 shares of Common Stock, representing approximately 12.71% of the outstanding shares of Common Stock, and an equal percentage of its voting power, based on 104,997,866 shares of Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2023. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

●	Risa K. Scott may be deemed to beneficially own 486,592 shares of Common Stock, representing 0.46% of the outstanding Common Stock, which includes:

■	400,756 shares of Common Stock held by Risa K Scott TTEE Risa K Scott Trust Dtd 12/4/15, over which Risa K. Scott has sole voting and dispositive power;
■	85,836 shares of Common Stock held by Risa K. Scott & John Heyneman Jr., TTEEs FBO Risa K Scott Exemption Trust Under the Scott Family 1996 Trust, over which Ms. Scott has shared voting and dispositive power with John M. Heyneman, Jr.

●	James R. Scott may be deemed to beneficially own 4,400,668 shares of Common Stock, representing 4.19% of the outstanding Common Stock, which includes:

■	12,651 shares of Common Stock held directly by James R. Scott.
■	15,661 shares of Common Stock held indirectly by James R. Scott through a 401(k) account.
■	1,970,031 shares of Common Stock held by James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs, over which Mr. Scott has sole voting and dispositive power.
■	35,240 shares of Common Stock held by James R and Christine M Scott Foundation, over which Mr. Scott has shared voting and dispositive power with the board of the same.

CUSIP No. 32055Y 201	13D	Page 11 of 19 pages

■	1,901,036 shares of Common Stock held by JS Investments Limited Partnership, over which Mr. Scott has sole voting and dispositive power.
■	343,599 shares of Common Stock held by Foundation for Community Vitality, over which Mr. Scott has shared voting and dispositive power with the board of the same.
■	73,002 shares of Common Stock held by James F Heyneman Conservatorship, James Scott, Conservator, over which Mr. Scott has sole voting and dispositive power.
■	7,096 shares of Common Stock held by James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees, over which Mr. Scott has shared voting and dispositive power.
■	42,352 shares of Common Stock held by James R. Scott’s spouse, over which Mr. Scott has shared voting and dispositive power.

●	John M. Heyneman, Jr. may be deemed to beneficially own 1,423,562 shares of Common Stock, representing 1.36% of the outstanding Common Stock, which includes:

■	5,558 shares of Common Stock held directly by John M. Heyneman, Jr.
■	155,493 shares of Common Stock held by John M Heyneman Jr. Trust, over which Mr. Heyneman has sole voting and dispositive power.
■	85,836 shares of Common Stock held by Riki Rae Scott Davidson & John Heyneman Jr., Trustees FBO Riki Scott Davidson Exemption Trust Under the Scott Family 1996 Trust, over which Mr. Heyneman has shared voting and dispositive power with Riki Davidson.
■	85,836 shares of Common Stock held by Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust Under the Scott Family 1996 Trust, over which Mr. Heyneman has shared voting and dispositive power with Rae Ann Morss.
■	1,085,792 shares of Common Stock held by Towanda Investments Limited Partnership, over which Mr. Heyneman has sole voting and dispositive power.
■	3,977 shares of Common Stock held by John M. Heyneman, Jr.’s spouse, over which Mr. Heyneman has shared voting and dispositive power.
■	1,070 shares of Common Stock held by John M. Heyneman, Jr.’s daughter, over which Mr. Heyneman has shared voting and dispositive power.

●	Julie Scott Rose may be deemed to beneficially own 1,149,700 shares of Common Stock, representing 1.09% of the outstanding Common Stock, which includes:

■	520,281 shares of Common Stock held by Julie A Scott Rose Trustee of the Julie A Scott Rose Trust Dated 5-14-2002.
■	122,065 shares of Common Stock held by Juliana Sarah Scott Rose Trust, over which Ms. Rose has sole voting and dispositive power.
■	122,064 shares of Common Stock held by Elizabeth Lauren Scott Rose Trust, over which Ms. Rose has sole voting and dispositive power.
■	58,537 shares of Common Stock held by Holland Elizabeth Scott Trust, over which Ms. Rose has sole voting and dispositive power.
■	58,537 shares of Common Stock held by Harper Grace Scott Trust, over which Ms. Rose has sole voting and dispositive power.
■	58,538 shares of Common Stock held by Harrison William Scott Trust, over which Ms. Rose has sole voting and dispositive power.
■	209,678 shares of Class A Stock held by IXL Limited Liability Company, over which Ms. Rose has shared voting and dispositive power with Jonathan Scott.

CUSIP No. 32055Y 201	13D	Page 12 of 19 pages

●	Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees may be deemed to beneficially own 950,753 shares of Common Stock, representing 0.93% of the outstanding Common Stock.
●	Susan S. Heyneman may be deemed to beneficially own 639,256 shares of Common Stock, representing 0.61% of the outstanding Common Stock, which includes:

■	639,256 shares of Common Stock held by Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees, over which Ms. Heyneman has sole voting and dispositive power.

●	James R. Scott Jr. may be deemed to beneficially own 132,738 shares of Common Stock, representing 0.13% of the outstanding Common Stock, which includes:

■	81,454 shares of Common Stock held directly by James R. Scott Jr.
■	25,642 shares of Common Stock held by First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 Dtd 12/11/2020, over which Mr. Scott, Jr. has sole voting and dispositive power.
■	25,642 shares of Common Stock held by First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 Dtd 12/11/2020, over which Mr. Scott, Jr. has sole voting and dispositive power.

●	Jonathan R. Scott may be deemed to beneficially own 671,873 shares of Common Stock, representing 0.64% of the outstanding Common Stock, which includes:

■	6,001 shares of Common Stock held directly by Jonathan R. Scott.
■	615,872 shares of Common Stock held by Jonathan Scott as Trustee of the Jonathan R Scott Trust Dated as of 4/21/04, over which Jonathan R. Scott has sole voting and dispositive power.
■	50,000 shares of Common Stock held by Jonathan R. Scott’s spouse, over which Mr. Scott has shared voting and dispositive power.

●	Jeremy Scott may be deemed to beneficially own 3,486,000 shares of Common Stock, representing 3.32% of the outstanding Common Stock, which includes:

■	69,892 shares of Common Stock held by Jeremy Scott TTEE, Jeremy Scott Revocable Trust Dtd 6/25/15, over which Jeremy Scott has sole voting and dispositive power.
■	3,416,108 shares of Common Stock held by NBAR5 Limited Partnership, over which Jeremy Scott has sole voting and dispositive power.

(c) Other than as described in Item 4, the Reporting Persons have effected the following transactions in the Common Stock during the past 60 days:

●	On October 27, 2023, Julie A Scott-Rose Trustee of the Julie A Scott Rose Trust Dated 5-14-02 sold 13,400 shares of Common Stock in a series of open market transactions at an average price of $23.35, with a price range of $23.24 to $23.44. The Reporting Person undertakes to provide to the Issuer, any security holders of the Issuer, or the staff of the SEC, upon request, the full information regarding the number of shares sold at each separate price within the ranges set forth above.
●	On November 30, 2023, Julie A Scott-Rose Trustee of the Julie A Scott Rose Trust Dated 5-14-02 sold 10,000 shares of Common Stock in a series of open market transactions at an average price of $26.19, with a price range of $26.03 to $26.29. The Reporting Person undertakes to provide to the Issuer, any security holders of the Issuer, or the staff of the SEC, upon request, the full information regarding the number of shares sold at each separate price within the ranges set forth above.
●	On December 8, 2023, Julie A Scott-Rose Trustee of the Julie A Scott Rose Trust Dated 5-14-02 sold 10,000 shares of Common Stock in a series of open market transactions at an average price of $28.42, with a price range of $28.27 to $28.51. The Reporting Person undertakes to provide to the Issuer, any security holders of the Issuer, or the staff of the SEC, upon request, the full information regarding the number of shares sold at each separate price within the ranges set forth above.

CUSIP No. 32055Y 201	13D	Page 13 of 19 pages

●	On December 11, 2023, James R. Scott Trust, James R Scott & First Interstate Wealth Managment Co-TTEEs gifted 925 shares of Common Stock to Foundation for Community Vitality.
●	On December 11, 2023, James R. Scott’s spouse gifted 925 shares of Common Stock to Foundation for Community Vitality.

(d) None.

(e) Upon his death on October 3, 2023, Homer Scott, Jr. ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended as follows:

Item 4 above summarizes certain provisions of the Repurchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Title
99.1*	Amended and Restated Joint Filing Agreement
99.2*	Power of Attorney for each of the Reporting Persons
99.3*	Stockholders’ Agreement
99.4*	Form of Voting Agreement
99.5*	SFFSG Committee Charter dated February 1, 2022
99.6	Repurchase Agreement dated December 14, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 14, 2023)

* Previously filed.

CUSIP No. 32055Y 201	13D	Page 14 of 19 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2023
Date

*
Risa K. Scott

Risa K. Scott & John Heyneman Jr., TTEES FBO Risa K. Scott exemption trust under the Scott family 1996 trust

By:	*
Name:	Risa K Scott
Title:	Trustee

Risa K Scott TTEE Risa K Scott Trust DTD 12/4/15

By:	*
Name:	Risa K Scott
Title:	Trustee

*
James R. Scott

Foundation for Community Vitality

By:	*
Name:	James R. Scott
Title:	Director

James F Heyneman Conservatorship, James Scott, Conservator

By:	*
Name:	James R. Scott
Title:	Conservator

CUSIP No. 32055Y 201	13D	Page 15 of 19 pages

James R Scott Trust

By:	*
Name:	James R. Scott
Title:	Trustee

James R And Christine M Scott Foundation

By:	*
Name:	James R. Scott
Title:	President

JS Investments Limited Partnership

By:	*
Name:	James R. Scott
Title:	Managing Partner

James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs

By:	*
Name:	James R. Scott
Title:	Trustee

James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees

By:	*
Name:	James R. Scott
Title:	Trustee

*
John M. Heyneman, Jr.

Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust under the Scott family 1996 Trust

By:	*
Name:	John M. Heyneman Jr
Title:	Co-Trustee

CUSIP No. 32055Y 201	13D	Page 16 of 19 pages

Riki Rae Scott Davidson & John Heyneman Jr., trustees FBO Riki Scott Davidson Exemption Trust under the Scott family 1996 Trust

By:	*
Name:	John M. Heyneman Jr
Title:	Co-Trustee

John M. Heyneman Jr. Trust

By:	*
Name:	John M. Heyneman Jr
Title:	Trustee

Towanda Investments Limited Partnership

By:	*
Name:	John M. Heyneman Jr
Title:	Managing Partner

*
Julie Scott Rose

Elizabeth Lauren Scott Rose Trust

By:	*
Name:	Julie Scott Rose
Title:	Trust Advisor

Harper Grace Scott Trust

By:	*
Name:	Julie Scott Rose
Title:	Trustee

CUSIP No. 32055Y 201	13D	Page 17 of 19 pages

Harrison William Scott Trust

By:	*
Name:	Julie Scott Rose
Title:	Trustee

Holland Elizabeth Scott Trust

By:	*
Name:	Julie Scott Rose
Title:	Trustee

IXL Limited Liability Company

By:	*
Name:	Julie Scott Rose
Title:	Designated member

Juliana Sarah Scott Rose Trust

By:	*
Name:	Julie Scott Rose
Title:	Trust Advisor

Julie A Scott Rose Trustee of the Julie A Scott Rose Trust dated 5-14-2002

By:	*
Name:	Julie Scott Rose
Title:	Trustee

By:	*
Homer Scott, Jr. (deceased)
Name:	First Interstate Bank Wealth Management
Title:	Personal Representative of Homer Scott, Jr.

CUSIP No. 32055Y 201	13D	Page 18 of 19 pages

Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees

By:	*
Name:	First Interstate Bank Wealth Management
Title:	Trustee

*
Susan S. Heyneman

Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees

By:	*
Name:	Susan Heyneman
Title:	Trustee

*
James R Scott, Jr.

First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 DTD 12/11/2020

By:	*
Name:	James R. Scott Jr.
Title:	Authorized Signatory

By:	*
Name:	Hannah Wagner
Title:	Trustee

By:	*
Name:	Clarene Westburg
Title:	Trustee

First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 DTD 12/11/2020

By:	*
Name:	James R. Scott Jr.
Title:	Authorized Signatory

CUSIP No. 32055Y 201	13D	Page 19 of 19 pages

By:	*
Name:	Hannah Wagner
Title:	Trustee

By:	*
Name:	Clarene Westburg
Title:	Trustee

*
Jonathan R. Scott

Jonathan Scott as Trustee of the Jonathan R Scott Trust dated as of 4/21/04

By:	*
Name:	Jonathan Scott
Title:	Trustee

*
Jeremy Scott

Jeremy Scott TTEE, Jeremy Scott Revocable Trust DTD 6/25/15

By:	*
Name:	Jeremy Paul Scott
Title:	Trustee

NBar5 Limited Partnership

By:	*
Name:	Jeremy Scott
Title:	Managing Member

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact